

Mail Stop 4720

July 23, 2009

Bart Hill, President
San Joaquin Bancorp
1000 Truxtun Avenue
Bakersfield, CA 93301

      Re: **San Joaquin Bancorp**
                Item 4.02 Form 8-K
                Filed July 22, 2009
                File No. 000-52165

Dear Mr. Hill

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.

2. When you amend your Form 10-Q for the period ended March 31, 2009, to file your restated financial statements, describe the effect of the restatements on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures and internal controls over financial reporting. See Items 307 and 308 of Regulation S-K. If the officers conclude that the disclosure controls and procedures and internal controls over financial reporting were effective, despite the restatements, describe the basis for the officers' conclusions.

3. We note in paragraph (a) of your Form 8-K Item 4.02 that based in part on your discussion with the Reserve Bank and DFI and updated valuation information available to management, you determined that the financial statements in your Form 10-Q as of March 31, 2009, could not be relied upon due to errors. Please tell us what transpired between the time you filed the Form 10-Q on May 11, 2009 and the meeting with your regulators on June 29, 2009 that resulted in your discovery of the noted errors.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Babette Cooper at (202) 551-3396

Sincerely,

Babette Cooper
Staff Accountant